================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


                                   (MARK ONE)


  [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
                1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]


                   For the fiscal year ended December 31, 2002
                                       OR


   [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                          ACT OF 1934 [NO FEE REQUIRED]


             For the transition period from _________ to __________


                         Commission file number 1-11178


             Full title of the plan and the address of the plan, if
                 different from that of the issuer named below.


          Revlon Employees' Savings, Investment and Profit Sharing Plan


       Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                  REVLON, INC.
                               625 Madison Avenue
                              New York, N.Y. 10022
                                  212-527-4000


================================================================================

          REVLON EMPLOYEES' SAVINGS, INVESTMENT AND PROFIT SHARING PLAN

                                      INDEX


                                                                     Page(s)
                                                                     -------

Independent Auditors' Report                                            1

Financial Statements:

     Statements of Net Assets Available for Plan
         Benefits as of December 31, 2002 and 2001                      2

     Statements of Changes in Net Assets Available
         for Plan Benefits for the years ended
         December 31, 2002 and 2001                                     3

     Notes to Financial Statements                                   4-11

Supplemental Schedules*:

         I    Schedule of Assets (Held
              At End of Year) as of December 31, 2002                  12

         II   Schedule of Reportable Transactions
              For the Year Ended December 31, 2002                     13

Signatures                                                             14



* All other schedules required by the Department of Labor's Rules and regulations for reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because there is no information to report.

                                  -------------

                          INDEPENDENT AUDITORS' REPORT


To the Administrative Committee
Revlon Employees' Savings, Investment
and Profit Sharing Plan:

We have audited the accompanying statements of Net Assets Available for Benefits of the Revlon Employees' Savings, Investment and Profit Sharing (the "Plan") as of December 31, 2002 and 2001 and the related Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2002 and 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years ended December 31, 2002 and 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion of the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2002, and series of reportable transactions for the year ended December 31, 2002 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Mitchell & Titus, LLP
-----------------------------
New York, New York
June 5, 2003

          REVLON EMPLOYEES' SAVINGS, INVESTMENT AND PROFIT SHARING PLAN

                 Statements of Net Assets Available for Benefits


                                                            December 31,
                                                ---------------------------------------
                                                    2002                   2001
                                                ----------------     ------------------
Investments, at fair value:

    Equity securities
      (Cost, $55,343,732 in 2002 and
       $91,042,449 in 2001)                         $45,830,158            $69,960,617

    Fixed income securities
      (Cost, $2,411,830 in 2002 and
       $1,341,249 in 2001)                            2,383,556              1,162,646

    Asset Allocation Funds
      (Cost, $9,275,836 in 2002 and
       $11,543,272 in 2001)                           9,248,359             10,007,044

Investment contracts, at contract value              34,206,431             31,099,158
                                                ----------------     ------------------

        Total investments                            91,668,504            112,229,465
                                                ----------------     ------------------

Receivables:
    Loans to participants                             2,101,438              2,441,662
    Employer's contributions                             66,526                 76,637
    Employees' contributions                            132,178                213,548
    Accrued interest                                     10,397                 18,286
                                                ----------------     ------------------

        Total receivables                             2,310,539              2,750,133

                                                ----------------     ------------------

        Net assets available for benefits           $93,979,043           $114,979,598
                                                ================     ==================


              The accompanying notes are an integral part of these
                             financial statements.

          REVLON EMPLOYEES' SAVINGS, INVESTMENT AND PROFIT SHARING PLAN

           Statements of Changes in Net Assets Available for Benefits


                                                            Years Ended December 31,
                                                     ------------------------------------------
                                                          2002                     2001
                                                     -----------------       ------------------
Investment income:
    Dividends                                              $ 443,099               $1,953,746
    Interest                                               1,896,336                2,254,154
                                                     -----------------       ------------------
       Total investment income                             2,339,435                4,207,900
                                                     -----------------       ------------------

Loss on disposal of securities                           (32,355,887)              (6,286,981)

Unrealized appreciation (depreciation) of securities      13,227,333               (13,983,079)

Contributions:
    Employees                                              6,253,699                6,961,823
    Employer matching (net forfeitures of $9,009
       in 2002 and $10,220 in 2001)                        2,261,743                2,507,318
                                                     -----------------       ------------------
       Total contributions                                 8,515,442                9,469,141
                                                     -----------------       ------------------

Loan fees                                                     (5,115)                  (7,239)

Distributions and withdrawals                            (12,721,763)             (20,742,411)
                                                     -----------------       ------------------

    Net change in net assets available for benefits      (21,000,555)             (27,342,669)

Net assets available for benefits
    beginning of year                                    114,979,598              142,322,267
                                                     -----------------       ------------------

Net assets available for benefits
    end of year                                          $93,979,043             $114,979,598
                                                     =================       ==================

              The accompanying notes are an integral part of these
                             financial statements.

          REVLON EMPLOYEES' SAVINGS, INVESTMENT AND PROFIT SHARING PLAN

            Notes to Financial Statements December 31, 2002 and 2001


NOTE 1          DESCRIPTION OF PLAN
                The following description of the Revlon Employees' Savings, Investment and Profit Sharing Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

                (a)   GENERAL:

                      The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

                      On June 24, 1992, Revlon Consumer Products Corporation (hereafter, "Products Corporation" or the "Company"), a Delaware corporation, formed in April 1992, succeeded to substantially all of the assets and liabilities of the cosmetics and skin care, fragrance and personal care products business of Revlon Holdings Inc., a Delaware corporation formerly named Revlon, Inc., which in 2002 converted into a Delaware limited liability company known as Revlon Holdings LLC ("Revlon Holdings"). In connection with such succession, substantially all of the employees of Revlon Holdings participating in the Plan were transferred to Revlon. Products Corporation became the Plan sponsor effective July 1, 1992.

                      Effective January 1, 1997, the Plan was amended and renamed the Revlon Employees' Savings, Investment and Profit Sharing Plan. A profit sharing component was added to the Plan, under which eligible employees could receive a contribution from the Company, provided certain financial objectives established by the Company at the beginning of a plan year are met.

                (b)   ADMINISTRATION OF PLAN:
                      The Plan administrator is Products Corporation. The Plan provides that the Board of Directors of Products Corporation appoints an Administrative Committee to undertake certain plan administration duties. In addition, Products Corporation has engaged Putnam Fiduciary Trust Company ("PFTC") to be the recordkeeper for the Plan.

                      The Board of Directors of Products Corporation has appointed an Investment Committee to oversee investment of the Plan's trust fund and appointed PFTC as the Plan's trustee. The Investment Committee has appointed New England Pension Consultants, an independent registered financial advisor, as a financial advisor and a Plan fiduciary to advise the Plan's Investment Committee regarding the selection of the funds available to participants under the Plan. PFTC has also been engaged by Products Corporation as the manager responsible for asset allocation under the RetirementReady Portfolios (as defined below).

                (c)   PLAN INVESTMENTS:
                      Effective November 5, 2002, the Plan was revised to add seven new mutual funds and nine "ready-mixed" RetirementReady Portfolios which allocate a participant's investment among selected funds (the "RetirementReady Portfolios") and to eliminate eight funds from the Plan's available investment choices.

                      As of December 31, 2002, the Plan investments consisted of: (1) ten mutual funds, each with various investment and income objectives, (2) the Employee Stock Fund, consisting solely of Revlon, Inc. Class A Common Stock ("Company Stock") and (3) nine RetirementReady Portfolios, seeking returns using an investment allocation among the available funds based upon each RetirementReady Portfolio's designated target retirement date.

          REVLON EMPLOYEES' SAVINGS, INVESTMENT AND PROFIT SHARING PLAN

            Notes to Financial Statements December 31, 2002 and 2001


                      The ten mutual funds offered under the Plan are: The Artisan Mid Cap Fund, The Putnam Voyager Fund, The Putnam S&P 500 Index Fund, The Putnam International Growth Fund, The Morgan Stanley Institutional Fund (MSIF) Emerging Markets Portfolio, The Undiscovered Managers Small Cap Value Fund, The Dodge & Cox Stock Fund, The PIMCO Total Return Fund, The PIMCO High Yield Fund, and The Putnam Stable Value Fund.

                      The eight funds that were eliminated from the Plan effective November 5, 2002 are as follows (investments in any of these funds were converted to one of the funds offered as of December 31, 2002 as described above):

                      The Putnam Fund for Growth and Income
                      The Putnam Investors Fund
                      The Putnam OTC & Emerging Growth Fund
                      The Putnam New Opportunities Fund
                      The Putnam Diversified Income Trust
                      The Putnam Asset Allocation Growth Fund
                      The Putnam Asset Allocation Balanced Fund
                      The Putnam Asset Allocation Conservation Fund

                      For more detailed information about any of the funds, including risk factors, participants should refer to the fund's prospectus.

                      All employer matching contributions are made in cash and invested in accordance with each participant's instructions. Profit sharing contributions are made in the form of Company Stock, or in cash which is used by the Plan's trustee to purchase shares of Company Stock. Effective as of January 1, 2003, profit sharing contributions are invested in accordance with each participant's instructions, regardless of the form in which the contributions are made. Discretionary Employer Contributions (as defined below) may be made in cash or Company Stock at the Company's election, or any combination thereof, and are invested in accordance with each participant's instructions, regardless of the form in which the contributions are made.

                      Employee contributions are deposited in a trust fund and invested in the investment funds referred to above in accordance with participant direction.

                (d)   ELIGIBILITY:
                      Employees in eligible groups who are at least 18 years of age can participate in the Plan immediately upon hire or attainment of age 18, whichever is later. Union employees are only eligible to participate in the Plan to the extent specified in their respective union's collective bargaining agreement with the Company and any of its participating subsidiaries.

                      To be eligible for a profit sharing contribution, an employee must be an eligible employee at the beginning of a Plan year and must (1) not participate in any other sales or management incentive program offered by a profit sharing employer; (2) complete at least 1,000 hours of service during a Plan year; and (3) be actively employed by the profit sharing employer on the last day of the Plan year for which such profit sharing contributions are made.

          REVLON EMPLOYEES' SAVINGS, INVESTMENT AND PROFIT SHARING PLAN

            Notes to Financial Statements December 31, 2002 and 2001


                      As of December 31, 2002 and 2001, 2,674 and 2,666
                      employees participated in the Plan, respectively.

                (e)   LOANS TO PARTICIPANTS:
                      A participant may borrow up to 50% of his or her vested account balance. The minimum loan is $1,000 and the maximum is $50,000. Regardless of the amount borrowed, the participant's request will be reduced by his or her highest outstanding loan balance in the preceding 12 months. Loans are made from before-tax savings, vested Company matching contributions and after-tax savings on a pro-rata basis. Any outstanding loans reduce the amount available for a new loan as well as the amount that can be paid to the participant when he or she terminates.

                      Normally, a participant may have up to two loans outstanding at a time, but may not obtain more than one loan in any 12-month period. The interest rate for loans is determined by the Investment Committee. The repayment period for these loans may be up to five years or as long as fifteen years if the loan was used to purchase a principal residence. Loans, including interest, are repaid through payroll deductions and are credited to the individual participant's Plan account according to his or her current investment elections. Administrative fees associated with a loan are charged directly to the participant's account.

                (f)   CONTRIBUTIONS:
                      Eligible employees may participate by contributing, through payroll deductions, up to 16% of their base salaries, subject to certain income ceiling limitations and subject to certain maximum contribution restrictions. Highly compensated employees (which for 2002 and 2001 can generally be defined as employees with annual earnings of $85,000 or more) are restricted to a maximum contribution of 7%. Effective January 1, 2002, participants who will be age 50 or older at any time during the calendar year may make additional pre-tax contributions only if they are contributing the maximum amount allowable under the Plan for the Plan year.

                      The Company's matching contributions are equal to 50% of the employees' contributions up to 6% of their base salaries. The matching contribution is made in cash and is invested as directed by each participant. An employee is permitted to redesignate all or a portion of his or her account balance in any fund to another fund in multiples of 5%, at any time other than investments in the Employee Stock Fund, which may not be traded during certain restricted periods in accordance with Revlon, Inc.'s Corporate Policy on Confidentiality of Information and Securities Trading as in effect from time to time. Such restricted periods are applicable to all Plan participants, including all senior executives of the Company.

                      The Company may contribute profit sharing contributions (if any) for non-bonus eligible employees. The amount of the Company's profit sharing contribution (if any) to a participant's account is a percentage (the percentage determined by the Company) of the participant's base pay, and is contingent upon the Company meeting its financial objectives for the Plan year.

                      Effective January 1, 2003 the participant contribution ceiling was increased from 16% of base salaries to 25% of base salaries (also subject to certain income ceiling

          REVLON EMPLOYEES' SAVINGS, INVESTMENT AND PROFIT SHARING PLAN

            Notes to Financial Statements December 31, 2002 and 2001


                      limitations and maximum contribution restrictions). Also effective on this date is a decrease in the percentage from 5% to 1% in which a participant can redesignate all or a portion of his or her account balance in any fund to another fund.

                      Effective January 1, 2003, the Company may make a discretionary contribution ("Discretionary Employer Contributions") to the Plan for a Plan year in any amount it deems desirable (including no contribution at all) to a nondiscriminatory group of participants, to be allocated in a nondiscriminatory manner.

                (g)   VESTING:
                      Effective January 1, 2001 the Plan was amended to allow participants to be fully vested in the Company's matching contribution after one year of service. Any Discretionary Employer Contributions will vest on the same schedule as matching contributions. For the Company's contribution for the profit sharing component of the Plan prior to January 1, 2003, participants begin vesting at one-third on the date of each profit sharing contribution, an additional one-third on the next succeeding January 1 following each profit sharing contribution, and the remaining one-third on the next succeeding January 1. In any event, all profit sharing contributions are 100% fully vested after an employee completes 5 years of service with the Company. Effective as of January 1, 2003, a participant's interest in his or her profit sharing contribution account is fully vested on the completion of one year of service.

                      Regardless of years of service, participants become fully vested upon the earliest of (a) reaching age 65, (b) termination of employment on account of disability (as defined in the Plan), (c) death, or (d) termination of the Plan (see Note 4).

                      Participants are fully vested at all times with respect to their own contributions.

                      Nonvested employer contributions that are forfeited after an employee terminates are used to reduce subsequent employer contributions under the Plan and to pay permissible expenses of Plan administration.

NOTE 2          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
                (a)   BASIS OF PRESENTATION:
                      The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and present the net assets available for plan benefits and changes therein.

                (b)   USE OF ESTIMATES:
                      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

                (c)   ADMINISTRATIVE EXPENSES:
                      Effective December 16, 2002, the Plan has reserved the right to charge participant accounts the cost of administering the Plan.

          REVLON EMPLOYEES' SAVINGS, INVESTMENT AND PROFIT SHARING PLAN

            Notes to Financial Statements December 31, 2002 and 2001


                (d)   INVESTMENTS VALUATION:
                      Investments of the Plan other than investment contracts are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the valuation date and securities representing units of other funds are valued at the net asset value as reported by such funds on the valuation date. Fixed income temporary investments are valued at cost which approximates market value.

                (e)   INVESTMENT CONTRACTS:
                      Fully benefit-responsive investment contracts are stated at contract value whether or not the contracts are issued by insurance companies. A fully benefit-responsive investment contract is one that provides a guarantee by a financially responsible third party of all principal and previously accrued interest to any participant exercising his or her right of withdrawal under the terms of the Plan.

NOTE 3          RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
                The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the periods ended December 31, 2002 and December 31, 2001:

                                                                              December 31,
                                                                  ---------------------------------------
                                                                       2002                   2001
                                                                  ----------------      -----------------
                    Benefits paid to participants per the
                     financial statements                            $12,721,763            $20,742,411

                    Add:  Amounts  payable  at the end of the
                          current year                                     5,863                171,957

                    Less: Amounts payable at the end
                          of the prior year                             (171,957)              (575,225)
                                                                  ----------------      -----------------

                    Benefits paid to participants per the
                      Form 5500                                      $12,555,669            $20,339,143
                                                                  ================      =================

          REVLON EMPLOYEES' SAVINGS, INVESTMENT AND PROFIT SHARING PLAN

            Notes to Financial Statements December 31, 2002 and 2001


                The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2002 and December 31, 2001:

                                                                                      December 31,
                                                                        -----------------------------------------
                                                                              2002                    2001
                                                                        ------------------      -----------------

                    Net assets available for
                      benefits per the financial statements                   $93,979,043          $114,979,598

                    Benefit obligations currently payable                          (5,863)             (171,957)
                                                                        ------------------      -----------------

                    Net assets available for  benefits per
                      the Form 5500                                           $93,973,180          $114,807,641
                                                                        ==================      =================


NOTE 4          PLAN TERMINATION
                The Company has the right to amend or terminate the Plan or to discontinue making its contributions at any time. In the event that the Plan is terminated, or the Company permanently discontinues making contributions under the Plan, each participant would become fully vested in any unvested portion of the investment funds representing employer contributions.

NOTE 5          DISTRIBUTION OF BENEFITS
                Upon termination of employment, a participant is entitled to receive his or her share of employee contributions and vested employer contributions, subject to the vesting requirement noted elsewhere herein.

                The Plan permits the participant or the participant's designated beneficiary to elect to have a distribution paid to the designated beneficiary due to the participant's death over a period of two to five years.

NOTE 6          FEDERAL INCOME TAX
                The Plan is intended to be a qualified plan as described in sections 401(a) and 401(k) of the Internal Revenue Code, as amended (the "Code") and, as such, the trust established thereunder is intended to be exempt from Federal income taxes under the provisions of Section 501(a) of the Code. The Company has received a favorable determination letter from the Internal Revenue Service dated January 8, 2002, which generally addresses the qualification of the Plan as amended through June 14, 2001. In the opinion of the Company in its capacity as Plan administrator, the Plan continues to be qualified and exempt from Federal income taxes. Therefore, no provision for income taxes has been included in the Plan's financial statements. Accordingly, participants will not be subject to income tax on employer matching contributions and employee pre-tax contributions, on the making of a timely rollover contribution to the Plan, nor on earnings credited to their Plan accounts until withdrawn or distributed.

NOTE 7          RELATED PARTY TRANSACTIONS
                Putnam Retail Management operates certain Plan investments which are shares of mutual funds. Putnam Fiduciary Trust Company is the investment manager of the Retirement Ready Portfolios and is also the Plan's trustee and recordkeeper.

          REVLON EMPLOYEES' SAVINGS, INVESTMENT AND PROFIT SHARING PLAN

            Notes to Financial Statements December 31, 2002 and 2001


NOTE 8          INVESTMENTS
                Included in the Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001 were the following investments each stated at fair value (except Investment Contracts which are stated at contract value):


                                                                                      December 31,
                                                                          -------------------------------------
                                                                               2002                 2001
                                                                          ----------------     ----------------
                Equity Securities:
                   Putnam Voyager Fund*                                       $20,053,253          $28,465,620
                   Putnam International Growth Fund*                            4,714,731            6,266,434
                   Artisan Mid Cap Fund*                                        5,536,072              -
                   MSIF Emerging Markets Portfolio                                 10,077              -
                   Dodge & Cox Stock Fund*                                     12,853,126              -
                   Undiscovered Managers Small Cap
                       Value Fund                                                 192,570              -
                   Putnam S&P 500 Fund                                            244,682              -
                   Putnam Fund for Growth and Income*                             -                 16,691,402
                   Putnam Investors Fund                                          -                  4,220,714
                   Putnam OTC & Emerging Growth Fund                              -                  2,938,914
                   Putnam New Opportunities Fund*                                 -                  6,208,438
                   Revlon Common Stock                                          2,225,647            5,169,095
                                                                          ----------------     ----------------
                                                                              $45,830,158          $69,960,617
                                                                          ================     ================
                Fixed Income Securities:
                   PIMCO Total Return Fund                                    $ 2,322,635          $   -
                   PIMCO High Yield Fund                                           60,921              -
                   Putnam Diversified Income Trust                               -                   1,162,646
                                                                          ----------------     ----------------
                                                                              $ 2,383,556          $ 1,162,646
                                                                          ================     ================
                Asset Allocation Funds:
                   Putnam RetirementReady Portfolio 2045                        $   2,229          $   -
                   Putnam RetirementReady Portfolio 2040                            6,577              -
                   Putnam RetirementReady Portfolio 2035                            3,758              -
                   Putnam RetirementReady Portfolio 2030                          112,146              -
                   Putnam RetirementReady Portfolio 2025                           88,037              -
                   Putnam RetirementReady Portfolio 2020                        2,069,226              -
                   Putnam RetirementReady Portfolio 2015*                       5,365,791              -
                   Putnam RetirementReady Portfolio 2010                          643,920              -
                   Putnam RetirementReady Portfolio 2005                          956,675              -
                   Putnam Asset Allocation Growth                                -                   2,414,911
                   Putnam Asset Allocation Balanced*                             -                   6,853,206
                   Putnam Asset Allocation Conservation                          -                     738,927
                                                                          ----------------     ----------------
                                                                              $ 9,248,359          $10,007,044
                                                                          ================     ================
                Investment Contracts:
                   Putnam Stable Value Fund (contract value)* (1)             $34,206,431          $31,099,158
                                                                          ================     ================

                (1)Investors in the Putnam Stable Value Fund are exposed to credit loss in the event of nonperformance by companies with whom the investment contracts are placed. However, the Company, as Plan administrator, does not anticipate nonperformance by these companies. On the other hand, the Company cannot give any such assurances that such companies will, in fact, perform in accordance with such investment contracts.
                * Where amounts are presented, the individual investment represents 5% or more of net assets available for Plan benefits for the year presented.

          REVLON EMPLOYEES' SAVINGS, INVESTMENT AND PROFIT SHARING PLAN

            Notes to Financial Statements December 31, 2002 and 2001


                The following table is a summary of the number of shares of each investment held by the Plan as of December 31, 2002 and 2001:


                                                                                   Number of Shares
                                                                          ---------------------------------
                                                                                    December 31,
                                                                          ---------------------------------
                                                                              2002               2001
                                                                          --------------    ---------------
                Equity Securities:
                     Putnam Voyager Fund                                      1,536,648          1,645,412
                     Putnam International Growth Fund                           285,395            316,167
                     Artisan Mid Cap Fund                                       283,030             -
                     MSIF Emerging Markets Portfolio                                994             -
                     Dodge & Cox Stock Fund                                     145,975             -
                     Undiscovered Managers Small Cap
                       Value Fund                                                11,771             -
                     Putnam S&P 500 Fund                                         11,307             -
                     Putnam Fund for Growth and Income                           -                 941,953
                     Putnam Investors Fund                                       -                 365,430
                     Putnam OTC & Emerging Growth Fund                           -                 391,855
                     Putnam New Opportunities Fund                               -                 151,499
                     Revlon Common Stock                                        727,336            776,140

                Fixed Income Securities:
                     PIMCO Total Return Fund                                    217,679             -
                     PIMCO High Yield Fund                                        7,150             -
                     Putnam Diversified Income Trust                             -                 125,016

                Asset Allocation Funds:
                     Putnam RetirementReady Portfolio 2045                           46             -
                     Putnam RetirementReady Portfolio 2040                          134             -
                     Putnam RetirementReady Portfolio 2035                           76             -
                     Putnam RetirementReady Portfolio 2030                        2,276             -
                     Putnam RetirementReady Portfolio 2025                        1,792             -
                     Putnam RetirementReady Portfolio 2020                       41,626             -
                     Putnam RetirementReady Portfolio 2015                      107,574             -
                     Putnam RetirementReady Portfolio 2010                       12,868             -
                     Putnam RetirementReady Portfolio 2005                       18,952             -
                     Putnam Asset Allocation Growth                              -                 252,342
                     Putnam Asset Allocation Balanced                            -                 698,594
                     Putnam Asset Allocation Conservation                        -                  85,032

                Investment Contracts:
                     Putnam Stable Value Fund                                34,206,431         31,099,158

                                                                      Schedule I

          REVLON EMPLOYEES' SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
                     Schedule of Assets Held at End of Year
                                December 31, 2002


 Identity of Issue,             Description of Investments including                    Unit                   Unit
  borrower, lessor          maturity date, rate of interest, collateral,                Cost                  Market      Market
  or similar party                    par or maturity value                 Shares      Value      Cost       Value        Value
----------------------      --------------------------------------------  ---------    ------- ------------  -------  --------------
Putnam Fiduciary Trust*                 Voyager Fund                      1,536,648    $13.80  $ 21,201,278   $13.05  $ 20,053,253
                                   International Growth Fund                285,395     16.70     4,766,519    16.52     4,714,731
                                  Putnam S&P 500 Index Fund                  11,307     22.37       252,930    21.64       244,682
                                       Stable Value Fund                 34,206,431      1.00    34,206,431     1.00    34,206,431
                               RetirementReady Portfolio 2045                    46     48.66         2,260    47.98         2,229
                               RetirementReady Portfolio 2040                   134     49.78         6,674    49.06         6,577
                               RetirementReady Portfolio 2035                    76     49.57         3,789    49.16         3,758
                               RetirementReady Portfolio 2030                 2,276     50.55       115,045    49.28       112,146
                               RetirementReady Portfolio 2025                 1,792     50.08        89,727    49.14        88,037
                               RetirementReady Portfolio 2020                41,626     50.02     2,082,095    49.71     2,069,226
                               RetirementReady Portfolio 2015               107,574     50.00     5,378,866    49.88     5,365,791
                               RetirementReady Portfolio 2010                12,868     50.40       648,570    50.04       643,920
                               RetirementReady Portfolio 2005                18,952     50.06       948,810    50.48       956,675
                                                                                               ------------           ------------
                                                                                                 69,702,994             68,467,456

Artisan Funds, Inc.                     Artisan Mid Cap Fund                283,030     20.12     5,693,488    19.56     5,536,072

    Morgan Stanley
Institutional Funds, Inc.      MSIF Emerging Markets Portfolio                  994     10.56        10,496    10.14        10,077

   Dodge & Cox Funds                Dodge & Cox Stock Fund                  145,975     87.75    12,808,793    88.05    12,853,126

Undiscovered Managers
         Fund                Undiscovered Managers Small Cap Fund            11,771     16.21      190,786     16.36       192,570

 PIMCO Funds: Pacific
Investment Management               PIMCO High Yield Fund                     7,150      8.36        59,751     8.52        60,921
       Series                      PIMCO Total Return Fund                  217,679     10.81     2,352,079    10.67     2,322,635

    Revlon, Inc.                   Revlon Common Stock Fund                 727,336     14.33    10,419,442     6.66     2,225,647
                                                                                               ------------           ------------
                                                                                               $101,237,829           $ 91,668,504
                                                                                               ============           ============

* Represents party-in-interest

                                                                     Schedule II

          REVLON EMPLOYEES' SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
                       Schedule of Reportable Transactions
                      For the Year Ended December 31, 2002


Identity
of Party                                              Purchase            Selling             Cost of        Net Gain
Involved           Description of Asset                 Price              Price               Asset          (Loss)
--------     -------------------------------       ------------        ------------        ------------     -----------
  (A)             Growth and Income Fund           $          -        $ 17,435,116        $ 21,341,626     $(3,906,510)
  (A)                Investor's Fund                          -           4,183,838           5,948,095      (1,764,257)
  (A)                  Voyager Fund                           -          24,848,272          36,070,609     (11,222,337)
  (A)                  Voyager Fund                  22,622,134                   -          22,622,134               -
  (A)         OTC and Emerging Growth Fund                    -           3,182,266           8,222,786      (5,040,520)
  (A)           Asset Allocation Balanced                     -           7,216,387           8,925,527      (1,709,140)
  (A)           International Growth Fund                     -           6,755,434           8,243,249      (1,487,815)
  (A)             New Opportunities Fund                      -           6,662,349          11,301,130      (4,638,781)
  (A)               Stable Value Fund                17,082,400                   -          17,082,400               -
  (A)               Stable Value Fund                         -          13,975,115          13,975,115               -
  (A)         RetirementReady Portfolio 2015          5,923,860                   -           5,923,860               -
  (B)              Artisan Mid Cap Fund               6,390,579                   -           6,390,579               -
  (C)             Dodge & Cox Stock Fund             13,743,497                   -          13,743,497               -




(A) Putnam Fiduciary Trust Company
(B) Astisan Funds, Inc.
(C) Dodge & Cox Funds

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

          REVLON EMPLOYEES' SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
           By: REVLON CONSUMER PRODUCTS CORPORATION, the Plan Sponsor


                  By /s/ Laurence Winoker
                    ------------------------------------------------
                     Laurence Winoker
                     Member of the Plan's Investment Committee

                                   Dated: June 26, 2003


LIST OF EXHIBITS ON FORM 11-K

EXHIBIT              DESCRIPTION

23.1                 Consent of Independent Auditors


14